Exhibit 12.01

NSP-MINNESOTA AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2012	2011	2010	2009	2008
Earnings, as defined:
Pretax income from operations	$515,665	$544,630	$455,416	$468,891	$463,377
Add: Fixed charges	243,317	249,587	243,620	239,022	240,539
Total earnings, as defined	$758,982	$794,217	$699,036	$707,913	$703,916

Fixed charges, as defined:
Interest charges	$201,158	$208,003	$201,431	$194,808	$198,369
Interest component of leases	42,159	41,584	42,189	44,214	42,170
Total fixed charges, as defined	$243,317	$249,587	$243,620	$239,022	$240,539
Ratio of earnings to fixed charges	3.1	3.2	2.9	3.0	2.9